SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHANGDA INTERNATIONAL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE, $.001 PER SHARE

 (Title of Class of Securities)

15910R 206

(CUSIP Number)

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York,  New York 10018; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 7 Pages)

CUSIP No. 15910R 206	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AllHomely International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 22,135,973
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 22,135,973
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,135,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 15910R 206	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jan Pannemann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES	7	SOLE VOTING POWER 22,135,973
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 22,135,9730
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,135,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 15910R 206	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Changda International Holdings, Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 10th Floor Chenhong Building, No. 301 East Dong Feng Street, Weifang, Shandong, People’s Republic of China 261041.

Item 2. Identity and Background.

This statement is being filed by AllHomely International Limited, a company organized under the laws of Marshall Islands (“AllHomely”). AllHomely is principally engaged in the business of being a holding company.  AllHomely’s business address is c/o Weifang Changda Fertilizer Co., Ltd., 10th Floor Chenhong Building, No. 301 East Dong Feng Street, Weifang, Shandong, People’s Republic of China  261041.

AllHomely is owned 77% by Jan Pannemann, the Issuer’s Executive Vice President and 23% by QingRan Zhu, the Issuer’s Chairman and Chief Executive Officer.  Mr. Pannemann and Mr. Zhu are the sole officers and directors of AllHomely.  Mr. Pannemann has his business address at c/o Changda International Holdings, Inc., 10th Floor Chenhong Building, No. 301 East Dong Feng Street, Weifang, Shandong, People’s Republic of China  261041.  Mr. Pannemann is a citizen of the Federal Republic of Germany.

During the past five years, neither AllHomely nor Mr. Pannemann has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 13, 2009, the Issuer entered into an exchange agreement with Changda International Ltd., a company organized under the laws of Marshall Islands (“Changda”) pursuant to which the Issuer issued 47,729,964 shares of its common stock, par value $ 0.001 per share to the shareholders of  Changda in exchange for all of the issued and outstanding capital stock of Changda.  As a result of the exchange agreement, Changda became a wholly owned subsidiary of the Issuer.  Pursuant to the exchange agreement, AllHomely received 22,135,973 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

As described above, AllHomely’s acquisition of these shares was made pursuant to the exchange agreement by which Issuer acquired all of the issued and outstanding capital stock of Changda from the Changda shareholders in exchange for 47,729,964 shares of the Issuer’s common stock.

At the time AllHomely acquired its shares, the Issuer was a shell company. AllHomely acquired its shares in connection with a transaction whereby the Issuer acquired all of the outstanding capital stock of Changda and the former stockholders of Changda acquired a controlling interest in the Issuer in a transaction accounted for as a reverse acquisition.  This acquisition and related transactions are described in the Issuer's Form 8-K with a report date of February 13, 2009 and a filing date of February 20, 2009 (the “Reverse Acquisition 8-K”).  Except as set  forth in this Item 4 and in the Reverse Acquisition 8-K, AllHomely does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of November 10, 2009, AllHomely beneficially owned 22,135,973 shares or 39.4% of Issuer’s common stock..  AllHomely has the sole power to vote or dispose of all of its respective shares. The capital stock of AllHomely is owned 77% by Jan Pannemann, the Issuer’s Executive Vice President and 23% by QingRan Zhu, the Issuer’s Chairman and Chief Executive Officer.  Mr. Pannemann and Mr. Zhu are the sole officers and directors of AllHomely.  . By virtue of Mr. Pannemann’s ownership interest in AllHomely, Mr. Pannemann has sole control over the voting and disposition of all the shares owned by AllHomely, although he has a 77% economic interest in the shares owned by AllHomely.   Neither AllHomely nor Mr. Pannemann has effectuated any other transactions involving the securities in the last 60 days.

CUSIP No. 15910R 206	13D	Page 5 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between AllHomely and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1

 Exchange Agreement, dated as of February 13, 2009, by and among Changda International Holdings, Inc. (f/k/a Promodoeswork.com, Inc.), Changda International, Ltd. and the former stockholders of Changda International, Ltd., is herein incorporated by reference to Exhibit 10.1 of the Form 8-K filed on February 20, 2009.

2	Joint Filing Agreement, among AllHomely International Limited and Jan Pannemann, dated November 10, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

ALLHOMELY INTERNATIONAL LIMITED

November 10, 2009	By:	/s/ Jan Pannemann
Name: Jan Pannemann
Title: Director

November 10, 2009	By:	s/ Jan Pannemann
Jan Pannemann

EXHIBIT 2

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Changda International Holdings, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ALLHOMELY INTERNATIONAL LIMITED

November 10, 2009                                                                    /s/ Jan Pannemann__
Name: Jan Pannemann
Title: Director

November 10, 2009                                                                    /s/ Jan Pannemann__
Jan Pannemann